Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Augusta Resource Corp. (TSX/NYSE: AZC)(“Augusta” or the “Company”)
Suite 400 - 837 West Hastings Street
Vancouver, British Columbia V6C 3N6

Item 2 Date of Material Change

August 23, 2010

Item 3 News Release

The news release was disseminated on August 23, 2010 by Marketwire.

Item 4 Summary of Material Change

Augusta announce that HudBay Minerals Inc. (TSX: HBM) (“HudBay”) has agreed to subscribe for 10,905,590 units on a private placement basis at a price of $2.75 per unit, for proceeds of approximately $30 million.

Item 5 Full Description of Material Change

Augusta announce that HudBay Minerals Inc. (TSX: HBM) (“HudBay”) has agreed to subscribe for 10,905,590 units on a private placement basis at a price of $2.75 per unit, for proceeds of approximately $30 million. Each unit is comprised of one common share of Augusta and one half of one common share purchase warrant. Each full warrant is exercisable for one common share of Augusta at $3.90 per share for a period of 18 months following closing of the placement. The warrants may be subject to accelerated expiry in certain circumstances.

On closing of the financing, HudBay will own 11.0% of Augusta’s issued and outstanding common shares (13.6% on a fully diluted basis). Augusta has also granted to HudBay the right to participate in future equity financings that might be undertaken by Augusta in the two years following closing on a basis that would permit HudBay to maintain its then current percentage equity ownership of Augusta. This right will not impair Augusta's ability to raise financing at the corporate or project level. Proceeds from this placement will be used to fund development at the Rosemont project and general working capital.

Augusta President and CEO Gil Clausen said: “HudBay's investment in the Company underscores the quality of our Rosemont copper project and allows us to continue to progress the development of Rosemont on plan and maintain Augusta's strategic flexibility.”

Closing of the transaction is subject to stock exchange approval.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: the Company’s plans at the Rosemont Project; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents;failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 25, 2010. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

None

Item 8 Executive Officers

Gil Clausen, President and CEO or Purni Parikh, Corporate Secretary

Item 9 Date of Report

August 24, 2010